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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Qorus.com, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

747280105

(CUSIP Number)

Patrick J. Haynes, III, 2700 Patriot Boulevard, Suite 150

Glenview, IL 60025 (312) 419-0077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 747280105	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thurston Interests, LLC 36-4078659

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,488,712 8. Shared Voting Power 0 9. Sole Dispositive Power 8,488,712 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,712

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 747280105	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Waveland, L.L.C. 36-4068458

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,488,712 8. Shared Voting Power 0 9. Sole Dispositive Power 8,488,712 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,712

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 747280105	Page 4 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick J. Haynes, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100,000 8. Shared Voting Power 9,243,317 9. Sole Dispositive Power 100,000 10. Shared Dispositive Power 9,243,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,343,317

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 58.1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 747280105		Page 5 of 6

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relating to the shares of common stock, $.001 par value per share (“Common Stock”), of Qorus.com, Inc., a Delaware corporation (the “Issuer”), amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 18, 2003, as amended by Amendment No. 1 to Schedule 13D (the “Amended Schedule 13D”) filed with the SEC on February 27, 2003 as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston Interests, LLC, a Delaware limited liability company (“Thurston”), Waveland, L.L.C., a Delaware limited liability company (“Waveland”), Patrick J. Haynes, III, a citizen of the United States (“Haynes”), Thurston Associates, Inc., an Illinois corporation (“Associates”), and Russell T. Stern, Jr., a citizen of the United States (“Stern”). This Amendment No. 2 is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston, Waveland and Haynes (collectively, the “Reporting Persons”). The information in the Amended Schedule 13D remains accurate except to the extent it is superceded by the information in this Amendment No. 2.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

Thurston, Waveland, Haynes, Associates and Stern each previously acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons have determined that it is in their collective best interests to consider selling their ownership interest to an unrelated third party. The Reporting Persons have entered into preliminary negotiations with an investment advisor to facilitate such a transaction, but no agreement has been reached with any ultimate third party purchaser. At any time, any or all of the Reporting Persons may alter their plans with respect to the shares of Common Stock owned by them.

Item 7. Material to be Filed as Exhibits

The following Exhibit is amended and restated in its entirety and attached hereto:

Exhibit	Description

1	Joint Filing Agreement between Thurston, Waveland and Haynes (filed herewith).

SCHEDULE 13D
CUSIP No. 747280105		Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated as of May 13, 2004	THURSTON INTERESTS, LLC

	By:	/s/ Patrick J. Haynes, III
		Name:	Patrick J. Haynes, III
		Title:	Manager

WAVELAND, L.L.C.

	By:	/s/ Patrick J. Haynes, III
Patrick J. Haynes, III, Manager

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III